UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-16587

                                  (Check One):

                   [X] Form 10-K and Form 10-KSB [ ] Form 11-K

           [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 2004

               [ ] Transition Report on Form 10-K and Form 10-KSB

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q and Form 10-QSB

                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        --------------------------------

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
                                      Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  ORION HEALTHCORP, INC.
Former name if applicable:  SURGICARE, INC.

Address of principal executive office (Street and number):
1805 Old Alabama Road, Suite 350

City, state and zip code:  Roswell, GA  30076

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 15, 2004, the Registrant (formerly known as SurgiCare, Inc.) (the "Company") consummated its previously disclosed restructuring transactions, which included issuances of new equity securities for cash and contribution of outstanding debt, the acquisition of three new businesses and the restructuring of its debt facilities. The Company also completed a one-for-ten reverse stock split, created three new classes of common stock and changed its name. These transactions, as well as other related matters, were previously described in the Company's proxy statement dated September 10, 2004.

As a result of the complexity involved in accounting for the restructuring and acquisition transactions, including the fact that the transactions are accounted for as a "reverse" merger for accounting purposes, the audited consolidated financial statements and annual report of the Company will not be completed in accordance with the March 31, 2005 deadline.



12b25-1

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                        Stephen H. Murdock (678) 832-1800
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s) [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the previously disclosed restructuring transactions, which include a "reverse" merger for accounting purposes, the Company's results of operations for the year ended December 31, 2004 will be significantly different from the corresponding period for the last fiscal year. Specifically, the Company acquired Integrated Physician Solutions, Inc. ("IPS") in the acquisition transactions. In light of the terms of the restructurings and the acquisition transactions, IPS was considered the accounting acquirer and the historical financial statements of IPS will be treated as the financial statements of the Company from and after the date of the transactions. While the Company's audited consolidated financial statements are not yet complete, the Company estimates that, on a pro forma basis, it will report net revenues of approximately $36 million and a net loss of approximately $12 million for the year ended December 31, 2004.

                             ORION HEALTHCORP, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  03/30/2005 By:  \s\ Stephen H. Murdock
                       ----------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

12b25-2